SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act Of 1934
                               (Amendment No. 1)

                              SCIENTIFIC ENERGY, INC.
                                (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities)

                                    80873113
                                 (CUSIP Number)

                          Kelton Capital Croup Limited
                C/o William Hu, Esq., 435 East 70th Street, #7C
                      New York, NY 10021, (212) 734-2789
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                         and Communications)

                            April 14, 2006
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              (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 808731103
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1.     Name of Reporting Person S.S.  I.R.S. Identification Nos. of Above Person
       (entities only)

       Kelton Capital Croup Limited
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2      Check the Appropriate Box If a Member of a Group (see Instructions)

       (a)
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       (b)
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3      SEC Use Only

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4      Source of Funds (See Instructions)

       PF
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5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)

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6      Citizenship or Place of Organization

       British Virgin Islands
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Number of         7.     Sole Voting Power:         7,905,000 shares
Shares            8.     Shares Voting Power:       0
Beneficially
Owned By          9.     Sole Dispositive Power     7,905,000 shares
Each Reporting   10.     Shared Dispositive Power    0
Person With
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11     Aggregate Amount Beneficially Owned By Each Reporting Person:

       7,905,000 shares
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12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

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13      Percent of Class Represented by Amount in Row (11)

        86.3%
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14      Type of Reporting Person (See Instructions)

        CO
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Item 1.  Security and Issuer

         Common Stock, $0.001 par value
         Scientific Energy Inc. (the "Company")
         27 Weldon Street
         Jersey City, New Jersey 07306

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Kelton Capital Group Limited, a British Virgin Islands corporation ("reporting person");

         (b) Kelton Capital Group's address is c/o William G. Hu, Esq., 475 East 70th Street, #7C, New York, NY 10021;

         (c) Kelton Capital Group's principal business is investment in public companies; Stanley Chan is the sole executive officer, director and the sole controlling person of Kelton Capital Group Limited.

         (d) Kelton Capital Group Limited has not, during the last five years, been convicted in a criminal proceeding;

         (e) Kelton Capital Group Limited has not, during the last five years, been convicted in a civil proceeding and;

         (f) Kelton Capital Group Limited is a corporation registered in the British Virgin Islands.


Item 3.  Source and Amount of Funds or Other Consideration

         The $539,929 for the acquisition of the 7,905,000 shares is personal funds contributed by the shareholders of Kelton Capital Group Limited.

Item 4.  Purpose of Transaction

         The 7,905,000 shares were acquired for the purpose of obtaining control over the company.

Item 5. Interest in Securities of the Issuer

        The Reporting Person has the sole voting and dispositive power over 7,905,000 shares of common stock. This represents 86.3% of the total issued and outstanding shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

        A copy of the Stock Purchase Agreement between Kelton Capital Group Limited and certain shareholders of Scientific Energy Inc. was filed pursuant to an amendment to Form 8K filed with the SEC on May 24, 2006.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Kelton Capital Group Limited
(Reporting Person)


By: /s/ Stanley Chan
-------------------------------
Stanley Chan, President and CEO
of Kelton Capital Group Limited

Date:  May 24, 2006